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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                AMENDMENT NO. 2

                       Bayard Drilling Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   072700107
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                                 (CUSIP Number)

                              Anthony G. Petrello*
                            Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 7, 1999
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                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  * Copies to:

                             Howard Berkower, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 891-3500


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CUSIP No.: 072700107                    13D                    Page 2 of 5 Pages
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 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nabors Industries, Inc.
          93-0711613
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF                            (a)[ ]
     A GROUP                                                             (b)[ ]
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS                                                      WC,00
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 5   CHECK BOX IF DISCLOSURE OF LEGAL                                       [ ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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   NUMBER OF        SOLE VOTING POWER                                     1,000
    SHARES
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 BENEFICIALLY       SHARED VOTING POWER                                       0
    OWNED
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   BY EACH          SOLE DISPOSITIVE POWER                                1,000
  REPORTING
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    PERSON          SHARED DISPOSITIVE POWER                                  0
     WITH
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED                                  1,000
     BY EACH REPORTING PERSON
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 12  CHECK IF THE AGGREGATE AMOUNT IN ROW                                   [ ]
     (11) EXCLUDES CERTAIN SHARES
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT                                100%
     IN ROW (11)
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 14  TYPE OF REPORTING PERSON                                                CO
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         This Amendment No. 2 amends and supplements Items 3, 4, 5 and 6 of the
Schedule 13D of Nabors Industries, Inc., a Delaware corporation ("Nabors"), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation ("Bayard").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         On April 7, 1999, pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 19, 1998, as amended as of January 15, 1999 and February 12, 1999, among Nabors, Nabors Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of Nabors ("Merger Sub"), and Bayard, Merger Sub merged with and into Bayard, with Bayard as the surviving corporation. As a result of the merger contemplated by the Merger Agreement (the "Merger"), Bayard became a wholly-owned subsidiary of Nabors. Each share of Common Stock outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than shares held by persons who exercised and perfected dissenters' appraised rights, treasury shares and shares held by Nabors) was, by virtue of the Merger, converted into (i) .3375 shares of common stock, par value $.10 per share, of Nabors and (ii) $0.30 in cash, without interest (collectively, the "Merger Consideration"). Each share of Common Stock held in treasury immediately prior to the Effective Time and each share of Common Stock held by Nabors immediately prior to the Effective Time was, by virtue of the Merger, cancelled and extinguished. Each of the 1,000 shares of common stock, par value $.10 per share, of Merger Sub that was issued and outstanding as of the Effective Time was, by virtue of the Merger, converted into one share of Common Stock of Bayard. Accordingly, as a result of the Merger, Nabors owns 1,000 shares of Common Stock of Bayard, which represents 100% of the outstanding shares. Nabors has sole power to vote and dispose of the shares of Common Stock held by it. No person other than Nabors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Nabors.

         As a result of the Merger, the former stockholders of Bayard now own, in the aggregate, approximately 6.2 million shares of common stock of Nabors. Nabors will also pay the former stockholders of Bayard, in the aggregate, approximately $5.1 million as the cash portion of the Merger Consideration, which will be paid for out of Nabors' working capital. Such amounts do not include the Merger Consideration to be received by holders of options and warrants issued by Bayard upon the exercise thereof. Pursuant to the Merger Agreement, such options and warrants, when exercised, will entitle the holders thereof to receive the Merger Consideration in respect of each share of Common Stock of Bayard formerly purchasable upon the exercise thereof.


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         As a result of the Merger, the shares of Common Stock of Bayard ceased to trade on the American Stock Exchange. In addition, a Form 15 was filed with the Securities and Exchange Commission in order to deregister the shares of Common Stock under the Securities Exchange Act of 1934, as amended.

         The Merger Agreement provided that the directors of Bayard after the Merger would be the directors of Acquisition Sub immediately prior to the Merger and that the officers of Bayard after the Merger would be the officers of Bayard immediately prior to the Merger. After the Merger, the directors of Bayard removed the existing officers of Bayard from their positions and appointed Daniel McLachlin as President of Bayard and Mike Harwell as Vice President, Secretary and Treasurer of Bayard. Messrs. McLachlin and Harwell are now the only officers of Bayard.

         In connection with entering into the Merger Agreement, Nabors entered with Stockholder Agreements ("Stockholder Agreements") with certain stockholders of Bayard. Pursuant to the Stockholders Agreements, the stockholders who were parties thereto appointed Nabors as their proxy to vote their shares of Common Stock in favor of the Merger and against certain actions that might interfere with the consummation of the Merger. By their terms, the Stockholder Agreements terminated at the Effective Time.

         In connection with entering into the Merger Agreement, Nabors entered into an Option Agreement (the "Option Agreement") with Bayard. Pursuant to the Option Agreement, Bayard granted Nabors the right to purchase up to 3,620,595 shares of Common Stock (but no more than 19.9% of the outstanding shares of Common Stock) at a price of $5.50 per share. By its terms, the option to purchase Common Stock granted to Nabors pursuant to the Option Agreement terminated at the Effective Time.

         As a result of the Merger, Anthony G. Petrello, a director and officer of Nabors, no longer may be deemed the beneficial owner of the shares of Common Stock of Bayard held by the Anthony G. Petrello Revocable Trust.

         Except for the Merger, neither Nabors nor any of the persons listed on Annex A to the Schedule 13D of Nabors has effected any transactions in the shares of Common Stock during the past 60 days.



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1999

                                       NABORS INDUSTRIES, INC.


                                          /s/ Anthony G. Petrello
                                      By: -------------------------------------
                                          Anthony G. Petrello
                                          President


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